UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549

                         FORM 12b-25

                  NOTIFICATION OF LATE FILING

                             SEC File Number 0-22282
                             Cusip Number 90330 N 101

[X] Form 10-Q for period ended September 30, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

(Full Name of Registrant)               USCI, Inc.
(Former name if applicable)
(Address of Principal Executive Office) 6115-A Jimmy Carter Blvd.
(City, State and Zip Code)              Norcross, Georgia 30071

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 is not being filed within the prescribed period in order to permit the Registrant to obtain written waivers of defaults in compliance with terms of agreements, the absence of which would materially affect the financial disclosures in the Quarterly Report.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       Robert J. Kostrinsky              (770) 840-8888
            (Name)                      (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes   [] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes   [ ] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The anticipated changes are set forth below and are subject to receipt of the waivers referred to above.

RESULTS OF OPERATIONS

NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO
NINE AND THREE MONTHS ENDED SEPTEMBER 30, 1997

Revenues

Total revenues for USCI, Inc. (the "Company") for the nine months ended September 30, 1998 ("1998 Nine Months"), consisting primarily of subscriber sales, were $33,276,329 as compared to $4,932,337 for the nine months ended September 30, 1997 ("1997 Nine Months"). Total revenues for the three months ended September 30, 1998 ("1998 Quarter"), consisting primarily of subscriber sales, were $11,517,212 as compared to $1,630,488 for the three months ended September 30, 1997 ("1997 Quarter").

The increased revenues for the 1998 Nine Months and 1998 Quarter are attributable to increased sales of the Company's Ameritel brand cellular and paging services. Cellular and paging subscriber revenues amounted to $33,263,289 for the 1998 Nine Months compared to $1,845,051 for the 1997 Nine Months and $11,514,911 for the 1998 Quarter compared to $1,202,822 for the 1997 Quarter.

Agency activation commissions, which the Company receives from other wireless carriers for which it performs activation processing services, decreased significantly from the 1997 Nine Months to the 1998 Nine Months due to the Company's transition from agent to reseller. Agency commissions in the 1998 Nine Months were $13,040 as compared to $2,854,292 in the 1997 Nine Months. Agency commissions for the 1998 Quarter were $2,290 as compared to $405,883 in the 1997 Quarter.

Cost of Sales

Costs of subscriber services, which consist of direct charges from cellular and paging carriers for access, airtime (including local, long distance and roaming) and services resold to the Company's subscribers, amounted to $19,163,868 and $6,464,521 for the 1998 Nine Months and 1998 Quarter,
respectively, and $964,944 and $673,489 for the 1997 Nine Months and 1997 Quarter, respectively. The gross margin for subscriber sales were $14,099,421 or 42% and $5,050,401 or 44% for the 1998 Nine Months and 1998
Quarter, respectively, and $880,107 or 48% and $529,322 or 44% for the 1997 Nine Months and 1997 Quarter, respectively. The increase in gross margin dollars from the 1997 to 1998 periods is due to the substantial increase in the number of markets in which the Company operated as a reseller rather than as an agent.

Operating Expenses

Subscriber acquisition and promotional costs represent expenses incurred by the Company in its efforts to acquire new subscribers for its cellular and paging services. These costs consist primarily of commissions paid to retailers, equipment suppliers and outside sales representatives, below cost discounts, such as reduced monthly access charges and/or free airtime granted to subscribers when utilizing the Company's cellular or paging services, rebates issued to subscribers and certain advertising costs. Subscriber acquisition and promotional costs amounted to $17,589,398 and $4,533,544 for the 1998 Nine Months and 1998 Quarter, respectively and $2,633,076 and $1,584,441 for the 1997 Nine Months and 1997 Quarter, respectively.

Since the Company has substantially curtailed its acquisition of new subscribers under existing programs, it believes that the subscriber acquisition and promotional costs will be substantially reduced in future quarters.

Selling, general and administrative expenses for the 1998 Nine Months aggregated $19,482,410 as compared to $12,815,282 for the 1997 Nine Months and $7,317,464 for the 1998 Quarter as compared to $4,572,856 for the 1997 Quarter, reflecting the Company's growth. Salaries and related employee benefits increased by 56% to approximately $7.8 million for the 1998 Nine Months from approximately $5.0 million for the 1997 Nine Months and by 35% to approximately $2.3 million for the 1998 Quarter from approximately $1.7 million for the 1997 Quarter, reflecting the Company's hiring of executive, managerial, customer service and information systems personnel to support its growth. Telecommunications expenses were unchanged at $1.4 million for the 1998 Nine Months and Nine Months and decreased by 21% to $377,000 for the 1998 Quarter from $474,000 for the 1997 Quarter. Billing and credit review services increased to $1.8 million for the 1998 Nine Months from $129,000 for the 1997 Nine Months and increased to $695,000 for the 1998 Quarter from $95,000 for the 1997 Quarter. Bad debt expense increased to $3.1 million for the 1998 Nine Months from $742,000 for the 1997 Nine Months and to $2.1 million for the 1998 Quarter from $318,000 for the 1997 Quarter. The increase in both billing and credit review and provision for bad debt is due, in substantial part, to increased activity and growth of the reseller business. As a percentage of revenues, selling, general and administrative expenses were 38% for the 1998 Quarter compared to 54% in the first quarter of 1998 and 39% in the second quarter of 1998.

Interest Expense

Interest expense (net of income) aggregated approximately $7.3 million and $2.0 million in the 1998 Nine Months and 1998 Quarter, respectively, and interest income (net of expense) aggregated approximately $400,000 and $31,000 for the 1997 Nine Months and 1997 Quarter, respectively. The increase in interest expense during 1998 is related to approximately $6.3 million for the 1998 Nine Months and $1.4 million for the 1998 Quarter of non-cash interest expense attributable to the fair value of warrants issued in connection with three private financings and to the Company's use of cash and cash equivalents and the effect of borrowings to fund increased operating expenses and capital expenditures discussed above. See "Liquidity and Capital Resources."

Net Loss

The Company incurred net losses of $30,298,997 and $12,395,351 for the 1998 Nine Months and 1997 Nine Months, respectively and incurred net losses of $8,791,129 and $5,311,510 for the 1998 Quarter and 1997 Quarter,
respectively.

Liquidity and Capital Resources

At September 30, 1998, the Company's working capital deficiency was $14,481,161 compared to a working capital deficiency of $12,643,491 at December 31, 1997. Cash and cash equivalents totaled $700,604 (of which $677,101 was restricted) at September 30, 1998 compared to $1,105,530 (of which $731,500 was restricted) at December 31. 1997. The Company's stockholders' deficit was $10,643,804 at September 30, 1998, compared to a stockholders' deficit of $6,312,978 at December 31, 1997.



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                    USCI, INC.
        (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 1998              By /s/ Robert J. Kostrinsky
                                        Robert J. Kostrinsky,
                                        Chief Financial Officer